Filed by Resaca Exploitation, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
(Commission File No.: None)

Subject Company: Cano Petroleum, Inc.
(Commission File No.: 001-32496)

On September 29, 2009, Resaca Exploitation, Inc. (“Resaca”) and Cano Petroleum, Inc. (“Cano”) entered into a definitive agreement and plan of merger.

This communication is being made in respect of the proposed business combination involving Resaca and Cano. In connection with the proposed transaction, Resaca and Cano plan to (a) file documents with the Securities and Exchange Commission (“SEC”), including the filing by Resaca of a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus, (b) publish an admission document for the purpose of admitting the issued common stock of the enlarged group to trading on the AIM Market of the London Stock Exchange (“AIM”) and (c) file with AIM and the SEC other necessary documents regarding the proposed transaction. Investors and security holders of Resaca and Cano are urged to carefully read the Joint Proxy Statement/Prospectus and AIM admission document (when available) and other documents filed with AIM and the SEC by Resaca and Cano because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC by contacting Resaca Investor Relations at (713) 753-1441 or Cano Investor Relations at (817) 698-0900. Investors and security holders may obtain free copies of the documents filed with the SEC and published in connection with the admission to AIM on Resaca’s website at www.resacaexploitation.com or Cano’s website at www.canopetro.com.  Free copies of the information filed with the SEC will be available on the SEC’s website at www.sec.gov.  Resaca, Cano and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Joint Proxy Statement/Prospectus and AIM admission document described above. Additional information regarding the directors and executive officers of Resaca is also included in Resaca’s website.  Additional information regarding the directors and executive officers of Cano is also included in Cano’s proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on December 3, 2008.

The following press release was made by Resaca Exploitation, Inc. on February 4, 2010.

Forward Looking Statements

These statements include “forward-looking statements” as defined by the SEC.  Such statements are those concerning the companies’ merger and strategic plans, expectations and objectives for future operations.  All statements included in this presentation that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements.  This includes completion of the proposed merger, completion of reserve estimates, production, cash flow and EBITDA estimates, future financial performance, future equity issuance and other matters.  These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies.  Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas.  These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

EMBARGOED FOR RELEASE AT 7.00AM	4 FEBRUARY 2010

Resaca Exploitation, Inc.

(“Resaca” or “the Company”)

New $200 Million Senior Revolving Credit Facility

Resaca (AIM: RSX and RSOX), the oil and natural gas production, exploitation, and development company focused on the Permian Basin in the USA, is pleased to announce the Company has received a firm commitment for a new $200 million senior secured revolving credit facility (the “New Facility”) provided by Union Bank, N.A. (“Union Bank”).  Union Bank will act as Lead Arranger and Administrative Agent for the New Facility. The New Facility will close in conjunction with the Company’s proposed merger with Cano Petroleum, Inc. (“Cano”).

Proceeds from the New Facility will be used to repay and refinance Resaca’s and Cano’s existing debt, to fund future acquisitions and for general corporate purposes, as described in the Company’s Form S-4 filled with the U.S Securities and Exchange Commission (“SEC”).  The Cano merger is subject to a number of closing conditions, including refinancing of existing bank debt.  The commitment for the New Facility is expected to satisfy this closing condition.

The New Facility will be governed by semi-annual borrowing base redeterminations assigned to the Company’s proved crude oil and natural gas reserves following the Cano merger.  An initial borrowing base of $90 million has been established based on the Company and Cano’s combined reserves.  Based on values assigned to crude oil and natural gas properties which may be either acquired or discovered over time, the Company’s borrowing base may be increased up to a maximum of $200 million.

The maturity date of the New Facility shall be approximately three months prior to the maturity of the Resaca preferred stock issued in the Cano merger. The maturity date of the New Facility shall be extended to the third anniversary of the closing date of the merger once all of the Resaca preferred stock has been converted to common equity or the redemption date thereof has been extended to a date that is at least 91 days after the third anniversary of the closing date of the merger and no default then exists under the New Facility.

All other terms and conditions of the New Facility are those usual and customary for this type of senior revolving facility.  The applicable interest rate margin for New Facility will range from LIBOR plus 2.50% to LIBOR plus 3.25% depending on the actual level of outstanding borrowings.  The final agreement which includes the specific terms and covenants governing the Company’s new bank facility will be filed with the SEC at closing.

Jay Lendrum, Chief Executive Officer, commented:

“We are pleased to have received a commitment from Union Bank for this new $200 million revolving credit facility.  Not only will this facility provide the refinancing required to satisfy a condition of closing the Cano merger, we believe this facility will position the Company for future growth.  We appreciate the work performed by Union Bank to put this new facility into place during a difficult period in the overall financial markets.  Having one of the premier lenders to the North American energy industry providing this level of commitment is a testament to senior management’s track record with the banking industry, as well as our relationship and Cano’s relationship with Union Bank.  We believe the new credit facility will allow the Company to make accretive oil and gas property acquisitions following the Cano merger to further our exploitation strategy and enhance shareholder value.”

About Resaca

Resaca is an independent oil and gas development and production company based in Houston, Texas. Resaca is focused on the acquisition and exploitation of long-life oil and gas properties, utilizing a variety of primary, secondary and tertiary recovery techniques. Resaca’s current properties are located in the Permian Basin of West Texas and Southeast New Mexico. Resaca trades on the AIM under the ticker symbols RSX and RSOX. Additional information is available at www.resacaexploitation.com.

About Cano

Cano Petroleum, Inc. is an independent Texas-based energy producer with properties in the mid-continent region of the United States. Led by an experienced management team, Cano’s primary focus is on increasing domestic production from proven fields using enhanced recovery methods. Cano trades on the NYSE Amex under the ticker symbol CFW.  Additional information is available at www.canopetro.com.

Forward Looking Statements

Safe-Harbor Statement — Except for the historical information contained herein, the matters set forth in this news release are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Resaca and Cano intend that all such statements be subject to the “safe-harbor” provisions of those Acts. Many important risks, factors and conditions may cause the Company’s actual results to differ materially from those discussed in any such forward-looking statement. These risks include, but are not limited to, estimates or forecasts of reserves, estimates or forecasts of production, future commodity prices, exchange rates, interest rates, geological and political risks, drilling risks, product demand, transportation restrictions, the ability of Resaca or Cano to obtain additional capital, and other risks and uncertainties described in Cano’s and the Company’s filings with the Securities and Exchange Commission. The historical results achieved by Resaca or Cano are not necessarily indicative of its future prospects. Neither Resaca nor Cano undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication is being made in respect of the proposed business combination involving Resaca and Cano. In connection with the proposed transaction, Resaca and Cano (a) filed documents with the SEC, including the filing by Resaca of a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus, (b) plan to publish an admission document for the purpose of admitting the issued common stock of the enlarged group to trading on AIM and (c) plan to file with AIM and the SEC other necessary documents regarding the proposed transaction. Investors and security holders of Resaca and Cano are urged to carefully read the Joint Proxy Statement/Prospectus and AIM admission document (when available) and other documents filed with AIM and the SEC by Resaca and Cano because they contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC by contacting Resaca Investor Relations at (713) 753-1441 or Cano Investor Relations at (817) 698-0900. Investors and security holders may obtain free copies of the documents filed with the SEC and published in connection with the admission to AIM on Resaca’s website at www.resacaexploitation.com or Cano’s website at www.canopetro.com.  Information filed with the SEC will be available on the SEC’s website at www.sec.gov.  Resaca, Cano and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Joint Proxy Statement/Prospectus and AIM admission document described above. Additional information regarding the directors and executive officers of Resaca is also included in Resaca’s website.  Additional information regarding Cano is available under its periodic reports which are filed with the SEC.

Contacts:

Resaca

Resaca Exploitation, Inc.
J.P. Bryan, Chairman	+1 713-753-1300
John J. (“Jay”) Lendrum, III, Chief Executive Officer	+1 713-753-1400
Chris Work, Chief Financial Officer	+1 713-753-1406

Buchanan Communications (Investor Relations)	+44 (0)20 7466 5000
Tim Thomson Catherine Breen Katharine Sutton

Seymour Pierce Limited (Nomad and Joint Broker)	+44 (0)20 7107 8000
Jonathan Wright Richard Redmayne

RBC Capital Markets (Joint Broker)	+44 (0) 20 7029 7881
Martin Eales

Cano

Cano Petroleum, Inc.
Ben Daitch, Chief Financial Officer	+1 817-698-0900
info@canopetro.com